UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34895

SHANGPHARMA CORPORATION

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ShangPharma Corporation

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Chief Executive Officer

Date: August 24, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy for Annual General Meeting

Exhibit 99.4 – Ballot for the Annual General Meeting

Exhibit 99.5 – ADS Voting Card

3